06050390

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48024

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Citco Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

83 General Warren Boulevard, Suite 200
(No. and street)

Malvern	**PA**	**19355**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio **610-232-1712**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street	**Philadelphia**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

PROCESSED
SEP 21 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING MAR 2006 WASH, D.C. 213 SECTION

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

K9 9/21

AB 9/20

AB 9/21

Oath or affirmation

I, Paul Giorgio , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Citco Securities, LLC , for the year ended December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

signature
Chief Financial Officer
title

Subscribed and sworn
To before me
This 24 day of Feb 2006

Notary public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Charlestown Twp., Chester County
My Commission Expires December 19, 2009

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☒ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 ([included in item g].
- ☐ (k) A Reconciliation between the audited and unaudited [Consolidated] Statements of Financial Condition with respect to methods of consolidation ([included in the notes to the financial statements] / [not applicable]).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Citco Securities, LLC:

We have audited the accompanying statement of net assets in liquidation of Citco Securities, LLC (the "Company") for the year ended December 31, 2005, and the related statements of operations, changes in net assets in liquidation and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, management of the Company approved a plan of liquidation in December, 2005. As a result, the Company has changed its basis of accounting to the liquidation basis effective December 31, 2005.

In our opinion, such financial statements present fairly, in all material respects, the financial position in liquidation of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, i, j as listed in the accompanying table of contents are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

February 23, 2006

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

CITCO SECURITIES, LLC
(A Delaware Limited Liability Company)

STATEMENT OF NET ASSETS IN LIQUIDATION
DECEMBER 31, 2005

ASSETS

Security purchased under agreement to resell	$ 854,021
Receivable from affiliate	385,000
Equipment—Net of accumulated depreciation of $14,440	1,880
Other assets	1,435
TOTAL ASSETS	$ 1,242,336

LIABILITIES

LIABILITIES:	
Bank overdraft	$ 124,099
Payable to affiliates	304,322
Accrued purchased services	22,642
Accrued Expenses	66,587
Total liabilities	517,650
NET ASSETS IN LIQUIDATION	$ 724,686

See notes to financial statements.